Corporate Headquarters                        Douglas A. Koman
7401 West Wilson Avenue                        Vice President, Corporate Finance
Chicago, IL 60706-4548                        and Chief Financial Officer
708.867.6777 Fax: 708.867.3288

October 25, 2013

Via EDGAR
Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Methode Electronics, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended April 27, 2013
Filed June 20, 2013
File No. 1-33731
Dear Mr. Vaughn:
This letter sets forth the Company’s response to the Staff’s comment letter dated September 27, 2013. The Company has reproduced each of the Staff’s comments and indicated its response thereafter. The Company has reviewed this response with its current independent registered public accounting firm and outside legal counsel.

Form 10-K for the Fiscal Year Ended April 27, 2013
Patents; Licensing Agreement, page 2

1.
Comment: We note your disclosure on page 2 that you have numerous patents and license agreements covering certain of your products and manufacturing processes, “several of which are considered significant to [y]our business.” In your response and in future filings, please expand your disclosure to identify the patents and license agreements considered significant to your business, including the duration of these patents and agreements, and describe more specifically their significance to your products or processes. In your response, please also identify which patents and licenses were assigned to Delphi in connection with the settlement of the litigation described on page 9, as well as the products or processes to which the assigned patents and licenses relate.

Response: The Company has been granted a number of patents in the U.S., Europe and Asia and has additional domestic and international patent applications pending relating to its products. The

Company's existing patents expire on various dates from 2014 to 2031. The Company seeks patents in order to protect the Company's interests in certain products and technologies, including our TouchSensor, magnetic sensing and high-power interconnect products. We do not believe any single patent is material to our business, nor would the expiration or invalidity of any patent have a material adverse effect on our business or ability to compete.

In our fiscal 2014 Form 10-K, we will include details regarding the jurisdictions, life and covered technologies of our patents. In addition, we will state whether or not we believe any single patent is material to our business, or whether the expiration or invalidity of any patent could have a material adverse effect on our business or ability to compete, as of such future date.

As stated in response to comment number 5, we wrote down the book value of the patents assigned to Delphi to zero in the second quarter of fiscal 2010. As such, we do not believe we are required to discuss these patents in our fiscal 2013 Form 10-K.

Material Customers, page 2

1.
Comment: We note your disclosure on page 2 that shipments to Ford Motor Company and General Motors Corporation, or their tiered suppliers, represented 19.9% and 16.7% of your sales, respectively, in fiscal 2013. We further note your prominent risk factor disclosure on page 3 that your business is “highly dependent” on these two customers. In your response and in future filings, please expand your disclosure to describe the material terms of your agreements with these customers. Please also provide us with, and file as exhibits to your next applicable report, the contracts referenced on page 3. Refer to Regulation S-K Item 601(b)(10)(ii)(B).

Response: As stated on page 2 of the Form 10-K, our fiscal 2013 sales to Ford Motor Company (Ford) and General Motors Corporation (GM) included a wide variety of automotive component parts.
Typically, our Ford and GM supply arrangements for each component part include a blanket purchase order and production releases. In general, a blanket purchase order is issued for each Ford and GM part as identified by the customer part number. Each blanket purchase order includes standard terms and conditions, including price. In certain circumstances, we supply Ford or GM the requirements for a particular customer vehicle model for the life of the model, which can vary from three to seven years. Both Ford and GM order parts using production releases approved under the relevant blanket purchase order. The production releases are submitted by the various Ford and GM plants and include information regarding part quantities and delivery specifications.
In our fiscal 2014 Form 10-K, we will include detail regarding our purchasing arrangements with any customer accounting for ten percent or more of our consolidated net sales, as applicable.
Under Item 601(b)(10)(ii) of Regulation S-K, a contract that ordinarily accompanies the kind of business conducted by the registrant will be deemed to have been made in the ordinary course of business and therefore need not be filed, unless certain exceptions apply. Our supply arrangements with Ford and GM ordinarily accompany our business. As such, we will be required to file them only if one of the exceptions applies.
None of the Ford or GM purchasing arrangements is with a director, officer, promoter, voting trustee, or stockholder; calls for our acquisition of any property, plant or equipment, or involves a lease. As such, none of exceptions set forth under Regulation S-K Item 601(b)(10)(ii)(A), (C) or (D) apply.

The exception under Regulation S-K Item 601(b)(10)(ii)(B) requires a contract to be filed if our business is “substantially dependent” upon the contract, as in the case of contracts to sell “the major part” of our products. As described above, purchasing arrangements are established with both Ford and GM for each automotive component part. In fiscal 2013, we provided both Ford and GM with a wide variety of automotive component parts. In fiscal 2013, no single part supplied to either Ford or GM constituted “the major part” of our products. We were not substantially dependent upon the sale of any one Ford or GM part in fiscal 2013. As such, we do not believe this exception applies.
For the reasons set forth above, we concluded that none of the exceptions outlined under Regulation S-K Item 601(b)(10)(ii)(A), (B), (C) or (D) applied. For this reason, we did not file any Ford or GM documentation as an exhibit to our fiscal 2013 Form 10-K.
Notes to Consolidated Financial Statements, page F-8
Note 6. Income Taxes, page F-21

2.
Comment: We note your disclosure on page F-23 that no provision has been made for income taxes on undistributed net income of foreign operations as you expect them to be indefinitely reinvested in your foreign operations. We further note that your rate reconciliation for fiscal year 2012 discloses a “change in permanent reinvestment assertion” reconciling item and that you recorded a significant deferred tax liability as of April 28, 2012 relating to unremitted earnings. We finally note your disclosures in Note 7 of your Form 10-K for the fiscal year ended April 28, 2012 that this related to foreign earnings that you had previously intended to permanently reinvest in foreign operations. Please tell us more about the factors that caused you to change your assertion in fiscal year 2012 in relation to certain of your foreign earnings. Please also tell us how you considered the fiscal year 2012 change in assertion in making your current year assertion that remaining amounts are intended to be permanently reinvested.

Response: We considered a number of factors in analyzing whether to change our assertion in fiscal 2012 in relation to certain of our foreign earnings.
Prior to fiscal 2011, Methode undertook restructuring initiatives which resulted in a significant downsizing of our North American automotive operations. Also, Delphi Automotive Systems terminated a significant supply agreement. These factors, coupled with the downturn in the economy, led to a significant decline in our U.S. earnings and adversely impacted our ability to generate cash from operations in the U.S. However, the Company continued to have the ability to borrow on its existing credit facility and remained committed to international growth.
In November 2010, the Company was awarded GM’s next generation center console program, which was expected to generate significant revenues for the Company once the program was fully launched. The GM program required significant funding for design engineering, customer-owned tooling, Methode-owned capital equipment, purchase of a business to support vertical integration and other working capital requirements. The investment for the GM program award was made several years prior to the start of production and cash flow generation. Funding for this GM program was provided through the use of our credit facility.
The design and development costs and capital spent to launch the GM program started in earnest in fiscal 2012 and proved to be higher than originally anticipated. This resulted in a temporary financing gap in the U.S., which became acute in fiscal 2012, as the credit facility borrowings increased from zero at the end of fiscal 2011 to $48 million at the end of fiscal 2012.

The decision in fiscal 2012 to repatriate certain earnings afforded U.S. financial flexibility by providing the funding required to launch this major program. It also provided U.S. financial flexibility to acquire the assets of an injection molding and decorative painting business in Mexico. This acquisition was deemed critical to the performance of the GM award and also allowed for the vertical integration of previously outsourced painting related to the Ford center console business.
We considered the fiscal 2012 change in assertion in making our fiscal 2013 assertion that remaining amounts are intended to be permanently reinvested. At such time, we viewed the fiscal 2012 discrete dividend as a singular event. We based our fiscal 2013 assertion on our business needs at our international locations and the history of reinvesting our earnings at our international locations. As of April 27, 2013, the Company had undistributed earnings of $149 million at its international locations and total cash of $61 million. The difference represents significant previous investments into our international businesses.
In making our fiscal 2013 assertion, we also considered our improved U.S. cash flow projections, increased borrowing capacity under our amended credit facility, the history of acquisitions with an international presence being funded by our international locations, continued organic growth, transferred production of certain products to our international locations, and the Company’s continued focus on improving its global manufacturing footprint.
Based on all of the information available to us at such time, we concluded that such earnings will continue to be reinvested permanently in these businesses.

3.
Comment: Notwithstanding the above, in the event that future periods include the repatriation of undistributed foreign earnings or a change in your assertions regarding your undistributed foreign earnings, please revise your disclosures in such future filings to explain the circumstances that led to the repatriation or change in your assertion.

Response: In the event that future periods include the repatriation of undistributed foreign earnings or a change in our assertions regarding our undistributed foreign earnings, we undertake to include in the relevant future filings an explanation of the circumstances that led to the repatriation or change in our assertions.
Note 9. Pending Litigation, page F-25

4.
Comment: We note that you settled all the outstanding Delphi related litigation matters and the settlement included your assignment of certain patents to Delphi. Please tell us whether the assigned patents previously had any value in your financial statements and, if so, how you accounted for the assignment of those patents to Delphi.

Response: The assigned patents had a book value of zero in our financial statements at the time of assignment. The assigned patents were written down to zero in our financial statements in the second quarter of fiscal 2010 in light of the termination of a supply agreement.
Note 12. Segment Information and Geographic Area Information, page F-26

6.
Comment: We note your disclosure of net sales and long-lived assets by geographic area. You state the net sales information is based on your sales from your various operational locations. We separately note from page 8 that you have significant facilities in a number of jurisdictions, including the United States, Mexico and Malta. FASB ASC 280-10-50-41 requires disclosure of revenues and long-lived assets attributed to your country of domicile (United States) as well as any other material revenues or long-lived assets attributable to an individual foreign country. Please revise future filings to comply, or otherwise tell us how your current disclosures comply. Using data for the fiscal years ended April 27, 2013, April 28, 2012 and April 30, 2011, provide us with a sample of any proposed revised disclosure to be included in future filings.
Response: Below is a sample of our revised disclosures that will be included in future filings using data for fiscal years ended April 27, 2013, April 28, 2012 and April 30, 2011. Please note that our Mexican operations are conducted on behalf of the U.S. on a contract manufacturing basis. Revenues and long-lived assets from all facilities except for the facilities listed below are immaterial to the total consolidated financial statements of the Company.

The following table sets forth certain geographic financial information for the fiscal years ended April 27, 2013, April 28, 2012 and April 30, 2011. Geographic net sales are determined based on our sales from our various operational locations.

	Fiscal Year Ended
	April 27,	April 28,	April 30,
	2013	2012	2011
Net Sales:
U.S.	$242,962	$190,224	$171,843
China	88,234	101,111	98,218
Malta	157,376	148,015	138,817
Other	31,264	25,744	19,337
Total Net Sales	$519,836	$465,095	$428,215

Property, Plant and Equipment:
U.S.	$45,081	$33,148	$24,948
China	7,440	8,337	7,171
Malta	32,547	28,483	26,940
Mexico	8,900	6,593	1,556
Other	4,390	591	896
Total Property, Plant and Equipment	$98,358	$77,152	$61,511

* * * *
The undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in these matters. If you have any further questions regarding these matters, please do not hesitate to contact me.

Very truly yours,

/s/ Douglas A. Koman

Douglas A. Koman
Chief Financial Officer
Methode Electronics, Inc.